Filed by New Motion, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No.: 000-27046

FOR IMMEDIATE RELEASE	CONTACT:	Nicola Piggott for New Motion, Inc.
November 5, 2007		Nicola.Piggott@hillandknowlton.com
310-633-9478

BURTON KATZ, CHIEF EXECUTIVE OFFICER OF NEW MOTION, INC.
TO PRESENT AT THIRD ANNUAL
SANDERS MORRIS HARRIS INVESTOR GROWTH CONFERENCE

IRVINE, CA - Digital entertainment company New Motion, Inc. (OTCBB: NWMO) today announced that Burton Katz, chief executive officer, will present at the Sanders Morris Harris Investor Growth Conference to be held in New York City at the New York Palace Hotel on November 8th and 9th. With more than 400 institutional investors in attendance, the conference will feature presentations from more than 70 leading United States and United Kingdom small- and mid-cap companies representing a diverse group of industries including energy, healthcare, environmental, business services, consumer, financial services, and converging media & technology. Katz’s presentation is scheduled for November 8, 2007 at 10:00am ET. The conference website is located at http://www.smhcapital.com/events/IGC2007.html.

Management will discuss the company's strategic approach to the mobile entertainment market and its pending merger with Traffix, Inc. (NASDAQ: TRFX) followed by a breakout session. A live webcast of the conference presentation also will be available. To access the webcast, investors should visit www.newmotioninc.com, or www.smhib.com. For those unable to access the live webcast, a replay will be available for 90 days by accessing the web address listed above.

The conference website is located at http://www.smhcapital.com/events/IGC2007.html. For further information about the Third Annual Investor Growth Conference, please contact your sales representative or Amy Gottenberg at (212) 893-1103 or amy.gottenberg@smhgroup.com

About Sanders Morris Harris

Sanders Morris Harris Group (SMHG) is a financial services holding company headquartered in Houston that manages approximately $15.8 billion in client assets. The subsidiaries and affiliates of Sanders Morris Harris Group deliver superior wealth advisory, asset management, and capital markets services to individual and institutional investors and middle-market companies. Its operating entities are Edelman Financial Center, Salient Partners, Salient Trust Co. LTA, SMH Capital, SMH Capital Advisors, and Select Sports Group. SMH Capital Markets offers a full range of corporate and investment banking services including: private placements and public offerings of equity and debt securities, financial advisory services, institutional equity sales, trading, and research, as well as prime brokerage services for hedge funds and fixed income securities sales and trading. For more information, please visit http://www.smhib.com

"Statements contained in this press release concerning New Motion, Inc. that are not historical fact are "forward-looking" statements and involve important risks and uncertainties. Such risks and uncertainties, which are detailed in New Motion, Inc.’s filings with the Securities and Exchange Commission, could cause New Motion, Inc.’s results to differ materially from current expectations as expressed in this press release."

About New Motion, Inc.

New Motion, Inc. (OTCBB: NWMO) is a mobile entertainment and Internet media company providing a broad range of digital and mobile products. New Motion, Inc. combines and applies the power of the Internet, the latest in mobile technology, and traditional marketing/advertising methodologies to three strategic services - digital music, casual games and interactive contests. Brands include Bid4Prizes, a low-bid mobile auction game, GatorArcade, a premium online and mobile gaming site, YourCrush, an astrology-driven mobile dating help site and Altnet, a mobile legal music download service featuring original artists. Headed by a team of Internet, new media, entertainment and technology professionals, New Motion, Inc. was founded in 2005 and is headquartered in Irvine, California with technology assets in Seattle. New Motion, Inc. was recently called "a company to watch" by Wireless Business Forecast, and their mobile content capabilities were named a "rival to those of their mainstream-media counterparts," by Wired Magazine. For more information, please visit www.newmotioninc.com.

About Traffix, Inc.

Traffix, Inc. (NASDAQ: TRFX) is a premier interactive media company that develops its own content and builds communities tailored to consumers' specific interests and lifestyles. Its full solution marketing services group delivers media, analytics and results to third parties through its four business groups. Traffix Performance Marketing offers marketers brand and performance based distribution solutions though the Traffix network of entertaining web destinations, via its proprietary ad-serving optimization technology. SendTraffic is a performance focused, search engine marketing firm focused on building online presence, optimizing marketing expenditures and retaining customers. Hot Rocket Marketing is an online direct-response media firm servicing advertisers, publishers and agencies by leveraging vast online inventory across sites, networks, search engines and email to drive users to client web properties, generating qualified leads, registrations and sales. mxFocus develops and distributes content and services for mobile phones and devices and provides interactive mobile media solutions for advertisers, marketers and content providers. For more information about Traffix, Inc., visit its website at www.traffixinc.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the proposed transaction may not be completed in a timely manner, if at all; the failure of stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of New Motion, Inc. and Traffix, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following the merger, including our relationships with third parties; general business and economic conditions; geopolitical events and regulatory changes; the performance of financial markets and interest rates; and the ability to obtain governmental approvals of the transaction on a timely basis; as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission and available at the SEC’s Internet site located at http://www.sec.gov/. The information set forth herein should be read in light of such risks. The information set forth herein speaks only as of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this press release.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving New Motion, Inc. and Traffix, Inc. In connection with the proposed transaction, New Motion, Inc. plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of New Motion and Traffix plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of New Motion and Traffix. INVESTORS AND SECURITY HOLDERS OF NEW MOTION, INC. AND TRAFFIX, INC. ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by New Motion and Traffix through the web site maintained by the SEC at http://www.sec.gov/. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, president, New Motion, Inc. at 949-777-3700 ext. 221, or by directing a request to Todd Fromer 212-682-6300 ext. 215 or Beth More 212-682-6300 ext. 224 of KCSA, investor relations representatives for Traffix, Inc.

New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be “participants” in the solicitation of proxies, and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.